September 7, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Mr. Grzeskiewicz:

On May 25, 2012, Northern Lights Trust (the "Registrant"), on behalf of the Princeton Sandalwood Multi-Strategy Opportunity Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 378 to its registration statement under the Securities Act of 1933 on Form N-1A.  Please find below a summary of your oral comments provided and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  Please also note, Registrant has determined to change the Fund name to “Sandalwood Opportunity Fund.”

PROSPECTUS-FUND SUMMARY

1. Comment.  Please confirm that the waiver and expense reimbursement agreement referred to in footnote number 3 of the Fund Expense Table is in effect for at least one year from the date of the Prospectus, or strike this line item from the Table.

Response.  The Registrant confirms that the waiver and expense reimbursement agreement referred to in footnote 3 will be effective for at least 1 year following the date of the Prospectus.

2. Comment.  Please be consistent in referencing he Fund’s investment Objective/Objectives.  We note the investment objective is referred to in the singular and plural.

Response.  All references have been changed to the singular (“investment objective”).

3. Comment.  In the Principal Investment Strategies Section, please clarify whether Princeton or Sandalwood determines which Strategy/Strategies to employ at any one time.

Response.  The Principal Investment Strategies has been revised to reflect the fact that Sandalwood will primarily determine which strategies to employ at any one time, but the adviser does have the authority to reject a particular investment strategy:

“The Fund's adviser delegates management of the Fund's portfolio to a primary sub-adviser.  The primary sub-adviser determines which specific strategies to utilize at any given time and delegates management of portions of the Fund's portfolio to at least 3 sub-advisers, each of which has a specific strategy expertise.  The adviser, in consultation with the primary sub-adviser, will work together to identify prospective sub-advisers.  The adviser also retains the ability to override the primary sub-adviser’s selection of a specific strategy or sub-adviser and any sub-adviser's selection of specific securities if it believes an investment or allocation is not consistent with the Fund's investment guidelines.  The adviser and the primary sub-adviser are responsible for ongoing performance evaluation and monitoring of all sub-advisers.”

4. Comment.  Please clarify whether the Convertible Bond Risk, Credit Risk, and Derivatives Risk in the Summary Section are properly referenced under the Distressed Securities Risk.

Response.  Registrant has removed the reference/header:  “Distressed Securities Risk” in this portion of the Fund Summary.

5. Comment.  Please confirm that in connection with short selling equities, the Fund expenses, including any dividends paid, will be reflected in the fee table.

Response.  Registrant confirms Fund expenses related to short selling (if any) will be appropriately reflected in the fee table.

6.  Comment.  Please clarify whether the Fund can invest in junk bonds as a principal investment strategy.

Response.  The Fund can invest in bonds that are rated below investment grade as part of its principal investment strategy.  The following has included the following in the principal investment strategy section to clarify:

“The Fund invests without restriction as to issuer capitalization, country, credit quality and without restriction as to the maturity of fixed income securities.   The Fund plans to invest in fixed income securities rated below investment grade. ”

7. Comment.  Please review the Princeton Investment Process and Sandalwood Investment Process sections included in the Fund Summary and consider whether they can be summarized or condensed in the summary section because the longer explanation is already included later in the statutory prospectus.

Response.  The Registrant has condensed the summary section disclosures where it believed it could do so without diminishing the import of the disclosures:

“Princeton Fund Advisors, LLC’s Investment Process

 adviser's investment process combines risk management, due diligence, experienced portfolio construction, and portfolio monitoring.   The adviser has overall supervisory responsibilities for the general management and investment of the Fund's securities portfolio.  A summary of the adviser's process is as follows:

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Setting the Fund's overall investment objective

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Assisting the primary sub-adviser in the identification of on existing and potential sub-advisers

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Monitoring and evaluating the performance of the sub-advisers, including their compliance with the investment objectives, policies, and restrictions of the Fund

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Implementing procedures to ensure that the sub-advisers comply with the Fund's investment objective , polices and restrictions

The adviser monitors all sub-advisers to assure that investments that are made are consistent with the Fund's strategy and to manage portfolio-level risk.

Sandalwood Securities, Inc.’s Investment Process

Sandalwood Securities, Inc. (“Sandalwood”) serves as the Fund’s primary sub-adviser.  Sandalwood engages in a due diligence process to review the quality of each potential sub-adviser prior to its initial investment and will conduct "follow-up" due diligence on an ongoing basis.   Sandalwood will make a detailed evaluation of each sub-adviser's past performance, current investment strategy, assets under management, research capabilities, management experience and other factors. A strong performance record is usually a prerequisite to the selection of any sub-adviser.

Sandalwood selects sub-advisers or Underlying Funds to execute specific event-driven, credit analysis-based, long/short credit, distressed debt, equity long/short, convertible arbitrage, relative value and global strategies ..

Sandalwood sells Underlying Funds when performance is lower than expected,  Sandalwood replaces a sub-adviser when performance is lower than expected , it believes the sub-adviser is no longer satisfactory because of a change in management or risk controls , or finds another sub-adviser it believes to be more attractive ..”

8. Comment.  Also, please clarify whether the Sub-advisers can invest directly, or if all investments will be made through Underlying Funds.

Response.  The Sub-advisers may all invest directly or through Underlying Funds.  Registrant believes the current disclosure accurately reflects this fact.

9.  Comment.  Please confirm in your correspondence to the Staff that Registrant is comfortable with derivatives risk disclosure, in light of Barry Miller’s letter to the ICI dated July 30, 2010.

Response.  Registrant has reviewed the derivatives risk disclosures in the prospectus and believes they are appropriate.

10. Comment.  Please add “as are junk bonds in general” to the Defaulted Securities Risk disclosure in the Fund Summary.

Response.  The requested revision has been made.

11. Comment.  In the Fund Summary, for each portfolio manager, please include only the persons’ name and title -- as a longer disclosure is included in the statutory section.

Response.  The requested revisions have been made.

12.  Comment.  Please disclose the Fund’s secondary Sub-Advisers (if any) in the Fund Summary.

Response.  Disclosure regarding all Fund Sub-Advisers has been included in the Fund Summary, and includes a description of each Sub-Adviser’s investment process:

“Sub-Advisers’ Investment Processes.

Deer Park Road Corporation (“Deer Park”).  Deer Park invests primarily in Senior Alt-A and Subprime RMBS.  Its investments focus on deep value, high cash flow, short duration RMBS.  The short duration, high cash flow nature of the bonds makes them less susceptible to volatility and are expected to generate returns which are uncorrelated with equities or high yield bonds.

Whippoorwill Associates, Inc. (“Whippoorwill”).  The investment process at Whippoorwill is a continuous, centralized process.  Whippoorwill Associates invests primarily in middle market high yield and leveraged loans.  The sub-adviser reviews potential investments, changes in the fundamentals of specific issuers, risk allocation, appropriate diversification and overall market conditions.  After potential investments are identified, the proposed investments are screened and, if the initial review concludes that further investigation is warranted, a comprehensive analysis is commenced.

Whippoorwill closely monitors the performance of each portfolio company, its competitors and the applicable industry group.  Reviews of each investment are conducted periodically or whenever a material development occurs.

Acuity Capital Management, LLC (“Acuity”).  Acuity utilizes a relative value approach, focusing on multiple asset classes of corporate credits, marrying top down macro views with deep, fundamental credit analysis.  Their more opportunistic approach is heavily influenced by macro factors.  Acuity seeks to preserve capital in challenging markets and quickly reposition capital to capture mispricings created by market selloffs.

MidOcean Credit Fund Management, L.P. (“MidOcean”).  MidOcean’s investment team sources new investment opportunities by utilizing a relative value strategy to identify investment opportunities in the crossover credit space (generally, credits rated BB+ to BBB-).  The investment team monitors secondary market activity, creates asset screens to identify attractive investment opportunities, and invites reverse inquiries from its trading partners.  Preliminary due diligence is conducted by individual members of the Investment Team and includes a review of the company’s fundamental credit risk profile, the structure of the investment instrument (i.e., security analysis), the instrument’s liquidity, and present market technicals for best price execution.”

13.  Comment.  Please include the Sub-advisory fees to be paid in the fee table.

Response.  The Sub-advisory fees are paid from the management fee reflected in the fee table.  Therefore, separate disclosure of the Sub-advisory fees in the fee table is not appropriate.

14. Comment.  Convertible Arbitrage is included as a Principal Investment Risk.  Please include a brief discussion of how convertible arbitrage will be used as part of the Fund’s principal investment strategy.

Response.  Registrant has determined that convertible arbitrage will not be a principal investment strategy for the Fund.  Therefore, discussion of the Convertible Arbitrage has been removed from the Principal Investment Strategies/Risks sections of the prospectus.

15. Comment.  Please review the Principal Investment Risks disclosure in the Fund Summary and consider whether the risk disclosures can be summarized or condensed in the summary section, because the same disclosure is already included in the statutory prospectus.

Response.  Registrant reviewed the Principal Investment Risks in the Fund Summary, and determined the summary as included is appropriate.

16. Comment.  If the Fund intends to write credit default swaps, please confirm in correspondence to the Staff that the Fund will cover the full notional value of such credit default swaps.

Response.  Registrant confirms it will cover the full notional value of any credit default swaps it may write.

17. Comment.  In the risk disclosure related to High Yield Bonds, please include a reference to the fact that such bonds are all considered speculative.

Response.  The requested revision has been made.

18. Comment.  Under the Frequent Purchases and Redemptions section, please confirm that you feel comfortable the disclosure includes required specificity, particularly with regards to market timers, as required under Section 11(e)(4)(iii).

Response.  Registrant has added the following clarification to Frequent Purchases and Redemptions, “generally exchange activity is considered excessive if shares of the Fund are exchanged or redeemed within seven calendar days of purchase or exchange activity exceeds 1% of the net asset value of the Fund.”

19.  Comment.  Please include information telling investors where they may find the Fund’s market timing trading policy.

Response.  Registrant does not believe the requested information is required by Form N-1A and it has not been included in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

20. Comment.  Clarify how secondary sub-advisers are paid, whether they are compensated directly by the Fund, or paid by Sandalwood or Princeton.

Response.  The Registrant has revised the Statement of Additional Information to clarify that the secondary sub-advisers are compensated by Princeton and Sandalwood from the Fund’s management fee and the secondary sub-advisers are not paid directly by the Fund.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at (513) 352-6632

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers